FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 28, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release dated 23 December 2009 – ABN Bank N.V. and Deutsche Bank AG sign Share Purchase Agreement

Item 1

Press Release

Amsterdam, 23 December 2009

ABN AMRO Bank N.V. and Deutsche Bank AG sign Share Purchase Agreement

ABN AMRO Bank N.V. and Deutsche Bank AG today signed the Share Purchase Agreement (SPA) confirming the agreements reached for the sale of NEW HBU II N.V. and IFN Finance B.V. (“NEW HBU II” and “IFN Finance”).

The sale price agreed for NEW HBU II and IFN Finance, including a guarantee provided for 75% of the credit losses (‘credit umbrella’) and an amount for other liabilities and costs, is EUR 700 million.

With the signing, the sale is now close to completion. The final steps in the process prior to the closing are the transfer of the NEW HBU II shares to the new ABN AMRO Bank N.V. and the legal demerger of the majority of the businesses acquired by the Dutch State into the new ABN AMRO Bank N.V. The closing of the NEW HBU II and IFN Finance transaction is expected to take place thereafter in the early spring of 2010.

ABN AMRO has analysed the impact of the transaction on the Group’s results and capital ratios. According to its analysis, the transaction will have a negative impact of between EUR 800 and EUR 900 million. The total loss on the transaction includes the impact of a provision for the credit umbrella. ABN AMRO expects to account for these losses as soon as the conditions for effecting the closing have been met, immediately following the legal demerger. To cover the negative impact on capital, a capital injection of the Dutch State has been approved by the Dutch Parliament.

This sale enables compliance with the condition set by the European Commission for integration of the Dutch businesses of ABN AMRO acquired by the Dutch State and those of Fortis Bank Nederland, which is now one step closer.

For more information, please contact:

ABN AMRO Press Office pressrelations@nl.abnamro.com +31 20 6288900	RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	28 December 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

By:	/s/ Mark Boyle
	Name:	Mark Boyle
	Title:	Head of Reporting & Policy